Exhibit 21

Subsidiaries of the Registrant

		Jurisdiction or
	Percentage	State of
Subsidiary	Ownership	Incorporation
First Federal Savings Bank	100%	United States
FedFirst Exchange Corporation (1)	100%	Commonwealth of Pennsylvania
Exchange Underwriters, Inc. (2)	80%	Commonwealth of Pennsylvania

(1)	Wholly owned subsidiary of First Federal Savings Bank

(2)	80%-owned subsidiary of FedFirst Exchange Corporation